United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of May 2025 Commission File Number 132-02847 INTER & Co, INC. (Exact name of registrant as specified in its charter) N/A (Translation of Registrant’s executive offices) Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. (Address of registered executive offices) Av Barbacena, 1,219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131 (Address of principal executive office) Telephone: +55 (31) 2138-7978 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Earnings Presentation | 1Q25 1 1Q 20 25Earnings Presentation May 2025 Inter by design

Earnings Presentation | 1Q25 2 Agenda 1. CEO Overview 2. Business Update João Vitor Menin | Global CEO Alexandre Riccio | Brazil CEO 3. Financial Performance Santiago Stel | SVP CFO

Earnings Presentation | 1Q25 3 This report may contain forward-looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies. While these forward-looking statements reflect our Management’s good faith beliefs, they involve known and unknown risks and uncertainties that could cause the company’s results or accrued results to differ materially from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to, our ability to realize the amount of projected synergies and the projected schedule, in addition to economic, competitive, governmental and technological factors affecting Inter, the markets, products and prices and other factors. In addition, this presentation contains managerial numbers that may differ from those presented in our financial statements. The calculation methodology for these managerial numbers is presented in Inter’s quarterly earnings release. Statements contained in this report that are not fact or historical information may be forward-looking statements under the terms of the Private Securities Litigation Reform Act of 1995. These forward- looking statements may, among other things, beliefs related to the creation of value and any other statements regarding Inter. In some cases, terms such as “estimate”, “project”, “predict”, “plan”, “believe”, “can”, “expectation”, “anticipate”, “intend”, “aimed”, “potential”, “may”, “will/shall” and similar terms, or the negative of these expressions, may identify forward looking statements. These forward-looking statements are based on Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones. Any forward-looking statement made by us in this document is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. For additional information that about factors that may lead to results that are different from our estimates, please refer to sections “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” of Inter&Co Annual Report on Form 20-F. The numbers for our key metrics (Unit Economics), which include active users, as average revenue per active client (ARPAC), cost to serve (CTS), are calculated using Inter’s internal data. Although we believe these metrics are based on reasonable estimates, there are challenges inherent in measuring the use of our business. In addition, we continually seek to improve our estimates, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics. About Non-IFRS Financial Measures To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Inter&Co also presents non-IFRS measures of financial performance, as highlighted throughout the documents. The non-IFRS Financial Measures include, among others: Adjusted Net Income, Cost to Serve, Cost of Funding, Efficiency Ratio, Underwriting, NPL > 90 days, NPL 15 to 90 days, NPL and Stage 3 Formation, Cost of Risk, Coverage Ratio, Funding, All-in Cost of Funding, Gross Merchandise Volume (GMV), Premium, Net Inflows, Global Services Deposits and Investments, Fee Income Ratio, Client Acquisition Cost, Cards+PIX TPV, Gross ARPAC, Net ARPAC, Marginal NIM 1.0, Marginal NIM 2.0, Net Interest Margin IEP + Non-int. CC Receivables (1.0), Net Interest Margin IEP (2.0), Cost-to-Serve, Risk-Adjusted Net Interest Margin IEP + Non-int. CC Receivables (1.0), Risk Adjusted Net Interest Margin IEP (2.0), Risk Adjusted Efficiency Ratio. A “non-IFRS financial measure” refers to a numerical measure of Inter&Co’s historical or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Inter&Co’s financial statements. Inter&Co provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered together with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Inter&Co’s performance to that of other companies. Disclaimer

Earnings Presentation | 1Q25 4 11 49 91 151 183 206 243 275 287 - 5 0 1 0 1 50 2 0 2 50 3 0 3 50 4 0 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 26.3 27.8 29.4 30.4 31.7 33.3 34.9 36.1 37.7 4 Note: Definitions are in the Glossary section of this Earnings Presentation. Net Income Excl.Minority Interest R$287mm net income Excl. Minorities Interest 12.9% ROE Excl. Minorities Interest R$3.2bn gross revenue R$43bn gross loan portfolio 1Q25 highlights Net Income Incl. Minority Interest Total Clients 3072952602231951601046424

Earnings Presentation | 1Q25 5 CEO Overview João Vitor Menin | Global CEO

Inter is uniquely positioned to thrive in the changing industry dynamics

Earnings Presentation | 1Q25 7Note 1: . Data from Banco Central do Brasil of Conglemerado Financeiro, of Biggest Banks by Householdes Loans in December 2016. The Brazilian banking industry was concentrated & expensive +82% Market Share of Retail Loans Top 5 banks1

Earnings Presentation | 1Q25 8 A digital revolution in banking started in 2016 Raised in Fintech Ecosystem Since 2016 USD~20bn Launched in 2016 By the Brazilian Central Bank BC+ Agenda Inter was one of the main protagonists of this revolution, but with a unique approach

Earnings Presentation | 1Q25 9 Since then, unsecured credit grew ~3.1x Note 1: Data from Banco Central do Brasil, considering Households Credit Cards, Personal Credit, Personal Credit – Renegotiation and Overdraft. Note 2: Average Non-Payroll Personal Credit Rate. Data from Banco Central do Brasil,as of April 24th, 2025. 343 1,067 Dec/16 Mar/25 Brazilian unsecured credit portfolio1 in R$ bilions Brazil still has one of the highest rates in the world +6.9%/pm Average Non-Payroll Personal Credit Rate2 58% 614 42% 453 46%; 156 54%; 186 Credit card Other

Earnings Presentation | 1Q25 10 This is Inter by design At Inter, we built a sustainable and integrated ecosystem 100% digital business model = BNPLFGTS Private Payroll Home Equity Mortgages SMBs Sustainable Credit Options Retail Funding Franchise 20 million depositors R$ 2k per active client + Fee Revenue Diversification Banking InsuranceInvestments Shopping Global Loyalty +

Earnings Presentation | 1Q25 11 1,263 bn Total Market1 204 bn Total Market1 79 bn Total Market1 41 bn Total Market1 26 bn Total Market1 We are seizing the opportunity in a changing market We’re ready and well positioned to the new trend FGTSPrivate Payroll Home Equity Mortgages SMBs Digital Receivables Private Payroll FGTS Home Equity PF Mortgages SMBs Receivables Potential within current client base3 Inter Today4 Total Adressable Market1,2 25% | 10 bn 12.8% | 9.9 bn 12.8% | 3.3 bn 8.0% | 101 bn 20.5% | 42.1bn 4.3% | 3.4 bn 7.8% | 2.0 bn 0.6% | 7.7 bn 0.5% | 0.2 bn0.7% | 1.6 bn Note 1: Banco Central do Brasil. Note 2: ABECIP. Note 3: Inter&Co’s Internal estimates. Note 4: As of March 31st, 2025.

Earnings Presentation | 1Q25 121 Business Update Alexandre Riccio | Brazil CEO

Earnings Presentation | 1Q25 13 7 verticals building the future through continuous innovation Growth in all verticals Compounding profitability

Earnings Presentation | 1Q25 14 +23% YoY 51.5% 52.2% 52.7% 54.0% 54.9% 55.3% 55.9% 56.9% 57.2% 13.5 14.5 15.5 16.4 17.4 18.4 19.5 20.6 21.6 26.3 27.8 29.4 30.4 31.7 33.3 34.9 36.1 37.7 - 5 .0 1 0. 1 5.0 2 0. 2 5.0 3 0. 3 5.0 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 Active Clients +1.0 +1.0 +1.0 +0.9 +1.0 +1.0 +1.1 +1.0 +1.0 0 0.5 1 1.5 Δ A ct iv e cl ie nt s Total Number of Clients In millions Business Accounts In thousands 1,571 1,668 1,796 1,854 1,927 2,058 2,111 2,249 2,376 1 5 0 1 1 ,0 01 1 ,5 01 2 ,0 0 1 2 ,5 01 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 Note: Definitions are in the Glossary section of this Earnings Presentation. +3.8 +4.2 Accelerating client engagement and activation

15 Earnings Presentation | 1Q25 0 2 4 6 8 10 12 14 1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 Th ou sa nd s Cards + PIX TPV per Active Client In R$ thousand, monthly Cards + PIX TPV1 In R$ billions Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Scale of PIX volume was reduced to fit on page. %YoY +33% +18% +16%11.7 11.9 12.3 12.9 14.1 13.8 12.2 11.3 12.0 12.6 13.7 13.2 230 234 266 294 337 315 253 257 290 320 364 342 - 1 0. 0 2 0 .0 3 0 .0 4 0 .0 5 0 .0 6 0 .0 7 0 .0 8 0 .0 9 0 .0 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 Credit Debit Pix Quarters of relationship +35% Banking: A key component of client engagement Banking 1Q25 1Q18 Seasonality effect

Earnings Presentation | 1Q25 16 Credit Credit: Successfully exploring new credit lines, highlighting Private Payroll Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Consumer finance portfolio 2.0 includes PIX financing, bill financing, overdraft, BNPL and other unsecured credit lines. Note 2: Ecluding Overdraft and BNPL. 175 330 503 695 920 1Q24 2Q24 3Q24 4Q24 1Q25 +192mm +173mm +225mm Consumer Finance 2.0 Portfolio1 In R$ millions +155mm Consumer Finance 2.0 Boosting Credit Penetration 28.0% 27.8% 33.1% 3Q24 4Q24 1Q25 Clients With Credit Products In % of active clients Private Payroll R$ 197 mm portfolio in March Reshaping C.C. Portfolio 78% 7.9 78% 8.2 80% 8.6 81% 9.6 79% 9.6 14% 1.5 14% 1.4 14% 1.5 12% 1.4 12% 1.5 7% 0.7 8% 0.8 7% 0.7 7% 0.8 9% 1.1 10.1 10.5 10.8 11.8 12.3 1Q24 2Q24 3Q24 4Q24 1Q25 Transactor Revolving + overdue Instalments Total Credit Card Portfolio Breakdown In R$ millions

17 Earnings Presentation | 1Q25 R$19.6bn Inter Asset Assets Under Custody Active Clients R$5.2bn Piggy Bank1 AuC 92 95 105 122 141 146 4.7 5.3 5.7 6.3 6.8 7.2 50.0 70.0 90.0 110.0 130.0 150.0 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: “Meu Porquinho” in Portuguese. R$15bn Third Party Fixed Income YoY +36% +54% Investments: A wide range of products, for all investor profiles AuC & Active Clients In R$ billions and millions Investments +400%YoY +51% YoY +106%YoY

18 Earnings Presentation | 1Q25 Success of new products Integrated products across verticals Policies Sold Active Contracts 389 404 1,023 1,308 2,703 3,542 1.7 1.9 2.6 3.4 5.3 8.0 - 6.0 - 4.0 - 2.0 0 .0 2 .0 4 .0 6 .0 8 .0 - 500 1,000 1,500 2,000 2,5 00 3,000 3,5 00 4, 000 4, 500 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 YoY +324% +776% Insurance: Reinforcing the power of our digital and integrated distribution Insurance Note: Definitions are in the Glossary section of this Earnings Presentation. Active Contracts & Sales In millions and thousands

19 Earnings Presentation | 1Q25 3.5mm active clients 1Q25 6.3% 6.9% 8.2% 0 0.01 0.02 0.03 0.04 0.05 0.06 0.07 0.08 0.09 1,050 994 1,136 1,381 1,469 1,282 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 GMV Net Take Rate YoY + 1.1 p.p. +29% Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Considering 1Q25 GMV of on-us transactions. Shopping: Driving engagement, recurrence and monetization Shopping GMV & Net Revenue In R$ millions Seasonality effect GMV converted into BNPL1 5.5% 6.2% 5.9% 6.3% 7.3% 7.2% 0.0% 1.0% 2. 0% 3. 0% 4.0% 5. 0% 6.0% 7.0% 8.0%

20 Earnings Presentation | 1Q25 Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Assets under Inter&Co Securities custody and/or management. Note 2: Amount included in Demand Deposit and Time Deposits balance on IFRS Financial Statement. Includes securities under Inter&Co Securities custody and/or management. Global: Replicating the success of our platform abroad Global Argentina coming soon... Succesfully expanding to US Banking as a service Asset-light model Local partnerships 2.9 3.3 3.6 3.9 4.1 2 .3 2 .5 2 .7 2 .9 3 .1 3 .3 3 .5 3 .7 3 .9 1Q24 2Q24 3Q24 4Q24 1Q25 Global Clients In millions +41% YoY USD 238mm Global Deposits2 1Q25 ~USD 1.4bn Global AuC1 1Q25

21 Earnings Presentation | 1Q25 Receive cashback Convert into dollars Transfer to friends Invest Pay for Pix Insurance Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: More products used by Loop clients who redeemed points vs other clients in March 2025. Loyalty: Leveraging cross-selling opportunities 6.6 8.3 10.0 11.3 12.4 0 .0 2 .0 4 .0 6 .0 8 .0 10 .0 12 .0 14 .0 1Q24 2Q24 3Q24 4Q24 1Q25 +87% YoY Clients In millions Improving Engagement & Driving Cross-Selling Loyalty 2.3x More products used by Loop clients vs other clients1

Earnings Presentation | 1Q25 22 Banking / Transactional Platform Products 1 Year Ago + 43 bp s + 87 bp s + 13 8 b p s + 70 bp s + 85 bp s + 55 bp s + 24 bp s + 18 bp s + 1 b p s + 41 bp s 7. 7% 7. 6% 6. 4% 3. 6% 3. 1% 1. 9% 1. 0% 2. 2% 0. 64% 0. 07% 8.2%8.4% 7.8% 4.3% 3.9% 2.4% 1.2% 2.4% 0.65% 0.48% Market Share In % Keeping our journey on record market share across multiple products Note 1: Total number PIX transactions in 1Q25 and 1Q24 excluding transactions made outside de SPI. Market data from Banco Central do Brasil. Note 2: Amount of FX Transfers to Abroad from 1Q25 and 1Q24 Data from Banco Central do Brasil. Note 3: Total Home Equity PF Portfolio in March/2025 and March/2024. Market data from ABECIP. Note 4: Total FGTS portfolio estimated by multiplying Inter’s share in payments received of FGTS Withdraws (60-F – Saque Aniversário – Alienação ou Cessão Fiduciária) from March/2025 by Inter’s March/2025 FGTS loans portfolio. Note 5: Tesouro Direto Balance. Market data from Market: March 2025 and March 2024. Data from Tesouro Transparente. Note 6: Total cards TPV in 4Q24 and 4Q23. Market data from ABECS. Note 7: Total e-comerce GMV from 2024 and 2023. Market data from Abcomm. Note 8: Total demand and time deposits. Data data from Banco Central do Brasil from March 2025. Note 9: From Inter considering modalidades 0901, 0902 and 0903 according to Bacen’s 3040 metolodghy. Market data from Banco Central do Brasil, considering Financiamento Imobiliário PF and PJ with market and regulated rates from March 2025 and March 2024. Note 10: Inter Payroll loans excluding purchased portfolio. Market data from Banco Central do Brasil Data from March 2025 and March 2024. Pix Transactions1 FX Transactions2 Time + Demand Deposits8 Home Equity PF3 FGTS Loans4 Investing: Tesouro Direto5 Shopping: GMV7 Cards TPV6 Public Payroll10 Private Payroll9

Earnings Presentation | 1Q25 23 Financial Performance Santiago Stel | SVP CFO 2

Earnings Presentation | 1Q25

inter&co

Growing our credit portfolio with focus on sustainable ROE products

Gross Loan Portfolio[1]
In R$ billion



1Q23
25.1
1.3; 5.2%
23.8
3.9; 15.4%
20.0
7.3; 28.9%
1.1; 4.2%
5.0; 20.0%
1.7; 6.7%
4.9; 19.6%
2Q23
26.5
1.3; 5.0%
25.1
3.9; 14.9%
21.2
7.7; 29.0%
1.3; 5.0%
5.2; 19.5%
1.8; 7.0%
5.2; 19.6%
3Q23
28.3
1.2; 4.3%
27.0
4.2; 14.9%
22.8
8.7; 30.6%
1.6; 5.8%
5.0; 17.8%
2.0; 7.2%
5.5; 19.5%
4Q23
31.0
1.2; 4.0%
29.8
4.6; 14.8%
25.2
9.5; 30.5%
1.9; 6.3%
5.2; 16.7%
2.3; 7.3%
6.3; 20.4%
1Q24
32.1
1.3; 4.0%
30.9
4.2; 13.0%
26.7
10.1; 31.5%
2.4; 7.3%
5.1; 15.8%
2.5; 7.7%
0.3; 1.0%
6.3; 19.6%
2Q24
35.7
2.7; 7.6%
33.0
5.2; 14.6%
27.8
10.5; 29.5%
2.6; 7.2%
5.0; 14.0%
2.8; 7.8%
0.5; 1.5%
6.4; 17.9%
3Q24
38.1
4.4; 11.4%
33.7
4.7; 12.3%
29.0
10.8; 28.3%
2.9; 7.6%
5.1; 13.4%
3.1; 8.2%
0.7; 1.7%
6.5; 17.1%
4Q24
41.2
5.6; 13.6%
35.6
4.3; 10.5%
31.3
11.8; 28.7%
3.0; 7.4%
5.2; 12.6%
3.4; 8.4%
1.1; 2.6%
6.7; 16.3%
1Q25
42.6
5.2; 12.2%
37.4
4.0; 9.5%
33.4
12.3; 28.8%
3.4; 7.9%
5.5; 13.0%
3.6; 8.4%
1.3; 3.1%
7.3; 17.1%

QoQ	YoY	
+3%	+33%	Total
-7%	+305%	Anticip. of CC Receiv.
+5%	+21%	Total Excl. Anticip. of CC Receiv.
-6%	-4%	SMBs[2]
+7%	+25%	Total Excl. Anticip. of CC Receiv. and SMBs
+4%	+21%	Credit Card
+11%	+43%	FGTS
+7%	+9%	Payroll + Personal[3]
+4%	+45%	Home Equity[4]
+21%	+293%	US Mortgage[5]
+9%	+16%	Mortgage[6]

Secular shift opportunity

Note: Definitions are in the Glossary section of this Earnings Presentation. **Note 1:** Gross Loan Portfolio includes anticipation of C.C. receivables. **Note 2:** SMB includes Agribusiness loans. **Note 3:** Personal includes payroll deductible loans, overdraft, credit card renegotiations and other loans, excluding FGTS. **Note 4:** Home Equity includes both business and individuals' portfolio. **Nota 5:** Mortgage Loans in US market. **Note 6:** Excluding Home Equity and US Mortgage Loans.

24

Earnings Presentation | 1Q25

inter&co

Outpacing market growth across multiple loan products

1Q25 Gross Loan Portfolio Growth and Balance

In % YoY and in R$ billions


YoY Growth
Portfolio Size
Brazilian Market Growth
45%
R$ 3.6 Bn
Δ +1.1 bn
25%
43%
R$ 3.4 Bn
Δ +1.0 bn
19%
21%
R$ 12.3 Bn
Δ +2.2 bn
14%
16%
R$ 7.3 Bn
Δ +1.0 bn
13%
9%
9%
R$ 5.5 Bn
Δ +0.4 bn
9%
-4%
R$ 4.0 Bn
Δ -0.2 bn
Total Portfolio Growth
33%
Market Growth
10%
Loan
RWA Weight
Home Equity1,7
30%-40%
FGTS6
50%-60%
Credit Card5
60%-75%
Mortgage3,5
30%-40%
Payroll + Personal2
50%-75%
SMB5
80%-70%

Note: Definitions are in the Glossary section of this Earnings Presentation. **Note 1:** Home Equity includes both business and individuals' portfolio. **Note 2:** Personal includes payroll deductible loans, overdraft, credit card renegotiations and other loans, excluding FGTS. **Note3:** Excluding Home Equity Loans. **Note 4:** Only Home Equity individuals' portfolio. **Note 5:** Include Agribusiness loans. Data from Banco Central do brasil. **Note 6:** Total FGTS portfolio estimated by multiplying Inter's share in payments received of FGTS Withdraws (60-F – Saque Aniversário – Alienação ou Cessão Fiduciária) from 4Q24 by Inter's Decmeberr/2024 FGTS loans portfolio. **Note 7:** Market data from ABECIP, Home Equity PF. **Note 8:** Clients that used any credit product during the quarter.

25

Earnings Presentation | 1Q25 26 3 4 5 6 7 8 9 10 11 12 NPL > 90 days1 In % Credit Cards NPL > 90 Days per Cohort2 In % NPL 15 to 90 days1 In % NPL and Stage 3 Formation In % Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Considering Gross Loan Portfolio, which includes anticipation of C.C. receivables. Note 2: Cohorts defined as the first date when the client has his limit available. NPL per cohort = NPL > 90 days balance of the cohort divided by total credit card portfolio of the same cohort. 4Q24 4Q21 4.1% 4.4% 4.7% 4.7% 4.6% 4.8% 4.7% 4.5% 4.2% 4.1% 3 .0% 3 .5% 4 .0% 4 .5% 5 .0% 5 .5% 6 .0% 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 1.5% 1.5% 1.6% 1.6% 1.5% 1.5% 1.7% 1.7% 1.2% 1.2% 1.5% 1.5% 1.6% 1.6% 1.5% 1.5% 1.7% 1.9% 1.8% 1.7% 0 .0% 0 .5% 1. 0% 1. 5% 2 .0% 2 .5% 3 .0% 3 .5% 4 .0% 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 NPL Formation Stage 3 Formation 4.1% 4.3% 4.2% 4.3% 4.0% 4.4% 3.9% 3.6% 3.4% 3.8% 3 .0% 3 .5% 4 .0% 4 .5% 5 .0% 5 .5% 6 .0% 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 Start to converge to Resolution 4,966 Months of Relationship Consistent improvements in asset quality, quarter after quarter Seasonality effect +30 bps +20 bps -10 bps

27 Earnings Presentation | 1Q25 Coverage Ratio2 In % All-in Cost of Risk1 In % Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Considering Gross Loan Portfolio (which includes anticipation of C.C. receivables) and securities that generates provision expenses. Note 2: Considering “Provision for expected credit losses on loan commitments”. 135% 134% 133% 132% 134% 133% 130% 130% 136%143% 0 .0% 2 0. 0% 4 0. 0% 6 0. 0% 8 0. 0% 10 0 .0% 12 0 .0% 14 0 .0% 16 0 .0% 18 0 .0% 2 0 .0% 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 Stable cost of risk and solid coverage ratio 4.0% 5.1% 5.6% 5.5% 4.8% 4.9% 4.7% 4.9% 4.8%4.6% 2 .0% 2 .5% 3 .0% 3 .5% 4 .0% 4 .5% 5 .0% 5 .5% 6 .0% 6 .5% 7 .0% 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25

Earnings Presentation | 1Q25

inter&co

Highly diversified funding franchise, with **consistent growth** through time

Funding & Funding per Active Client

In R$ billions & in R$ thousands


1.68
1.71
1.77
1.87
1.77
1.85
1.90
1.98
1.93
75%
74%
71%
71%
73%
75%
76%
75%
72%
33.5
4.2; 13%
6.6; 20%
11.7; 35%
11.0; 33%
35.7
3.9; 11%
7.0; 20%
13.0; 36%
11.7; 33%
39.6
4.7; 12%
7.5; 19%
15.1; 38%
12.3; 31%
43.5
4.7; 11%
8.1; 19%
16.3; 38%
14.4; 33%
43.8
4.8; 11%
8.2; 19%
16.9; 39%
13.8; 32%
47.8
5.3; 11%
8.5; 18%
18.8; 39%
15.1; 32%
50.3
4.1; 8%
9.0; 18%
21.2; 42%
15.9; 32%
55.1
4.5; 8%
9.9; 18%
23.0; 42%
17.6; 32%
59.1
6.8; 12%
10.7; 18%
25.1; 42%
16.5; 28%
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
QoQ
YoY
-3%
+9%
Deposits per Active Client [1]
-2.7 p.p.
-1.3 p.p.
Loans to Deposits Ratio [2]
+7%
+35%
Total
+51%
+43%
Other [3]
+8%
+30%
Securities Issued
+9%
+48%
Time Deposits [4]
-6%
+19%
Transactional Deposits [5]
Seasonality effect

Note: Definitions are in the Glossary section of this Earnings Presentation. **Note 1:** Deposits per active client considers total demand deposits plus time deposits by the total number of active clients of the quarter. **Note 2:** Loans to deposits ratio considers total gross loan portfolio divided by total deposits. **Note 3:** Includes saving deposits, creditors by resources to release and liabilities with financial institutions (securities sold under agreements to repurchase, interbank deposits and borrowing and onlending). **Note 4:** Excluding Conta com Pontos balance. **Note 5:** Includes Conta com Pontos correspondent balance and demand deposits.

28

29 Earnings Presentation | 1Q25 Cost of Funding1 In %, annualized Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Average CDI daily rate during the quarter. One of the lowest Costs of Funding in the industry Low cost of funding as a strong competitive edge QoQ YoY -0.4 p.p. +1.9 p.p. Cost of Funding as % of CDI +1.1 p.p. +1.3 p.p. Average Daily CDI Rate +1.8 p.p. +1.7 p.p. Cost of Funding 13.7% 13.7% 13.3% 12.2% 11.3% 10.5% 10.4% 11.1% 13.0% 8.1% 8.0% 8.2% 7.2% 7.0% 6.8% 6.8% 7.1% 8.3% 59.7% 58.6% 61.7% 59.2% 61.9% 64.3% 65.4% 64.2% 63.8% 2.0% 7.0% 12.0% 17.0% 22.0% 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25

30 Earnings Presentation | 1Q25 726 71% 828 72% 845 67% 897 68% 992 71% 1,042 70% 1,164 69% 1,258 68% 1,363 74% 298 29% 322 28% 420 33% 416 32% 409 29% 437 30% 512 31% 586 32% 475 26% 1,024 1,150 1,265 1,313 1,401 1,479 1,676 1,844 1,838 1,800 1,939 2,143 2,197 2,291 2,404 2,684 2,963 3,162 - 5 00 1, 00 0 1, 50 0 2 ,0 00 2 ,50 0 3 ,0 00 3 ,50 0 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 QoQ YoY +7% +38% Total Gross Revenue -0% +31% Total Net Revenue -19% +16% Net Fee Revenue +8% +37% Net Interest Income Revenue In R$ millions Diversified revenue streams leveraged by the power of our platform Note: Definitions are in the Glossary section of this Earnings Presentation.

31 Earnings Presentation | 1Q25 0 10 20 30 40 50 60 70 80 1 5 9 13 17 21 25 29 ARPAC and CTS Evolution In R$, monthly 13.6 16.0 16.9 17.1 17.8 18.1 18.7 19.6 18.2 28.8 29.6 30.5 30.2 30.1 30.4 32.5 33.6 31.4 15.2 13.7 13.7 13.1 12.4 12.3 13.8 14.0 13.1 45.9 46.1 47.7 45.9 45.2 44.7 47.2 49.3 50.0 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 Margin per Active Client (Net of Interest Expenses) Net ARPAC Cost to Serve Gross ARPAC Note: Definitions are in the Glossary section of this Earnings Presentation. New cohorts driving higher ARPAC levels Quarters of RelationshipQuarters of Relationship R$83 Mature Net ARPAC R$31 Avg. Net ARPAC R$50 Avg. Gross ARPAC R$116 Mature Gross ARPAC Gross ARPAC By Cohort In R$, monthly Net ARPAC By Cohort In R$, monthly 0 10 20 30 40 50 60 70 80 90 100 110 120 1 5 9 13 17 21 25 29

32 Earnings Presentation | 1Q25 6.8% 7.4% 7.1% 6.8% 7.1% 7.1% 7.5% 7.6% 7.7%7.8% 8.6% 8.1% 7.9% 8.2% 8.2% 8.7% 8.7% 8.8% 3.5% 3.9% 3.7% 3.9% 4.2% 4.2% 4.5% 4.6% 4.8% 4.0% 4.4% 4.2% 4.5% 4.8% 4.9% 5.2% 5.3% 5.5% 3. 0% 4. 0% 5. 0% 6. 0% 7. 0% 8. 0% 9. 0% 10. 0% 11.0% 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 NIM 2.0 NIM1, 2 In % Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: (Net interest income and income from securities, derivatives and foreign exchange * 4) / average of the last two periods of cash and cash equivalents, amounts due from financial institutions net of provisions for expected credit losses (excluding interbank deposits), deposits at Central Bank of Brazil, securities net of provisions for expected credit losses, derivative financial assets and loans and advances to customers, net of provisions for expected credit losses. Note 2: All-in NIM 2.0 and Risk-Adjusted All-in NIM 2.0 do not include transactor credit card portfolio. Sequential improvements in NIM NIM 1.0 NIM 2.0 Risk-Adjusted NIM 1.0 Risk-Adjusted

33 Earnings Presentation | 1Q25 Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: IFRS Financial Statements lines: “Personnel expenses”, “Depreciation and Amortization”, “Administrative Expenses”. Note 2: Other = Depreciation and amortization, rent, condominium fee and property maintenance, provisions for contingencies and Insurance expenses. Note 3: Data processing and other = Data processing and information technology + Third party services and financial system services. Expenses Breakdown1 In R$ millions 172; 29% 186; 32% 211; 34% 221; 35% 190; 30% 204; 31% 259; 33% 284; 34% 235; 28% 301; 51% 265; 46% 239; 39% 243; 39% 275; 44% 256; 39% 340; 43% 351; 42% 389; 47% 20; 3% 21; 4% 22; 4% 30; 5% 34; 5% 49; 7% 81; 10% 71; 8% 59; 7% 102; 17% 103; 18% 143; 23% 132; 21% 128; 20% 151; 23% 106; 14% 135; 16% 147; 18% 596 575 614 628 628 660 787 841 831 - 1 0 2 0 0 3 0 0 4 0 0 5 0 0 6 0 0 7 0 0 8 0 0 9 0 0 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 Steady expenses level, supporting our growth QoQ YoY -1% +32% Total +9% +15% Other -16% +74% Advertisement and marketing +11% +42% Data processing and other -17% +23% Personnel 2 3 4

34 Earnings Presentation | 1Q25 62.4% 53.4% 52.4% 51.4% 47.7% 47.9% 50.2% 50.1% 48.8% 0 .4 0 .4 5 0 .5 0 .5 5 0 .6 0 .6 5 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 SG&A Net revenue1 113 123 128 138 144 163 176 178 100 97 103 105 105 111 132 141 139 7 0 10 0 13 0 16 0 19 0 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Total net revenue minus tax expanses. Efficiency Ratio In % Revenue and Expenses In %, index in a 100 basis Focus on maximizing operational leverage Inter Pag acquisition

35 Earnings Presentation | 1Q25 307 13.6% 295 13.2% 260 11.9% 223 10.4% 195 9.7% 160 8.5% 104 5.7% 64 3.6% 24 1.4% 0.7% 2.7% 5.0% 8.2% 9.2% 9.8% 11.3% 12.5% 12.9% 11 49 91 151 183 206 243 275 287 - 5 0 1 0 1 50 2 0 2 50 3 0 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 Net Income & ROE In R$ millions and in % Net Income Excluding Minority Interest ROE Excluding Minority Interest Note: Definitions are in the Glossary section of this Earnings Presentation. Compounding profitability: ~13% ROE Net Income Including Minority Interest ROE Including Minority Interest

Earnings Presentation | 1Q25 363 Closing Remarks João Vitor Menin | Global CEO

Earnings Presentation | 1Q25 37 38MM 48.8% 12.9% Where we started Where we achieved so far Our 5-year north star Total Clients 23MM 75% -2% ~60MM ~30% ~30% Efficiency Ratio Return on Equity 3Q22 | Year 0 1Q25 | Year 3 2027 | Year 5 Year 0 3Q22 Year 0 3Q22 Year 0 3Q22 Year 1 4Q23 Year 1 4Q23 Year 1 4Q23 Year 2 4Q24 Year 2 4Q24 Year 2 4Q24 Year 3 4Q25 Year 3 4Q25 Year 3 4Q25 Year 4 4Q26 Year 4 4Q26 Year 4 4Q26 Year 5 4Q27 Year 5 4Q27 Year 5 4Q27 Executing our plan Note: Definitions are in the Glossary section of this Earnings Presentation. O PE RA TI O N AL PE RF O RM AN C E PR O FI TA BI LI TY

Inter is uniquely positioned to thrive in a sustainable win-win model Clients Shareholders Industry Regulators 38

Earnings Presentation | 1Q25 393 Appendix

40 Earnings Presentation | 1Q25 23.0% 22.8% 23.7% 23.0% 20.3% 19.3% 17.0% 15.2% 14.7% 0 .0% 5 .0% 10 .0% 15 .0% 2 0. 0% 2 5. 0% 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 Basel Ratio – Banco Inter S.A. In % 3% 3% -4% 6% 8% 6% 7% 6% 8% 2% 5% 7% 10% 4% 11% 7% 8% 3% -6% -4% -2% 0% 2% 4% 6% 8% 10% 12% Loan Portfolio QoQ Growth RWA QoQ Growth Basel Ratio4 Minimum Capital Requirement3 Banco Inter S.A. Excess Capital2 Banco Inter S.A. 3.9 3.9 1.6 1.6 1.3 5.5 6.8 - 1 .0 2 .0 3 .0 4 .0 5 .0 6 .0 7 .0 8 .0 Banco Inter Inter&Co Excess Capital Inter&Co1 +24% Reference Equity In R$ billions Significant excess capital in the holding structure Source: Banco Inter Bacen GAAP Financial Statements. Note 1: Capital hold at the Inter&Co Holding level. Note 2: Additional reference equity considering minimum capital requirement of 10.5%. Note 3: Considering a Tier-1 Ratio of 10.5%. Note 4: Pending Central Bank of Brazil approval. Basel Ratio

Earnings Presentation | 1Q25

inter&co

Balance Sheet (In R$ million)

	03/31/2025	12/31/2024	03/31/2024	Variation % ΔQoQ	Variation % ΔYoY
Balance Sheet					
Assets					
Cash and cash equivalents	1,459	1,108	2,830	+31.6%	-48.5%
Amounts due from financial institutions	6,595	6,195	4,051	+6.5%	+62.8%
Compulsory deposits	5,648	5,285	2,926	+6.9%	+93.1%
Securities	24,700	23,900	18,167	+3.4%	+36.0%
Derivative financial instruments	8	1	7	+1350.4%	+10.4%
Net loans and advances to customers	35,092	33,327	28,827	+5.3%	+21.7%
Non-current assets held-for-sale	258	235	174	+9.8%	+48.3%
Equity accounted investees	10	10	90	+0.0%	-88.4%
Property and equipment	359	370	187	-2.9%	+92.0%
Intangible assets	1,926	1,836	1,596	+4.9%	+20.7%
Deferred tax assets	1,849	1,705	1,082	+8.4%	+70.9%
Other assets	2,688	2,486	2,609	+8.1%	+3.0%
Total assets	**80,592**	**76,458**	**62,547**	**+5.4%**	**+28.9%**
Liabilities					
Liabilities with financial institutions	13,808	11,320	10,483	+22.0%	+31.7%
Liabilities with clients	43,648	42,803	32,643	+2.0%	+33.7%
Securities issued	10,698	9,890	8,249	+8.2%	+29.7%
Derivative financial liabilities	6	70	14	-91.6%	-57.8%
Other liabilities	2,229	2,386	1,957	-6.6%	+13.9%
Total Liabilities	**71,579**	**67,386**	**54,008**	**+6.2%**	**+32.5%**
Equity					
Total shareholder's equity of controlling shareholders	8,901	8,895	8,392	+0.1%	+6.1%
Non-controlling interest	112	177	146	-36.6%	-23.1%
Total shareholder's equity	**9,013**	**9,072**	**8,538**	**-0.7%**	**+5.6%**
Total liabilities and shareholder's equity	**80,592**	**76,458**	**62,547**	+5.4%	+28.9%

Income Statement (In R$ million)

	1Q25	4Q24	1Q24	Variation % ΔQoQ	Variation % ΔYoY
Income Statement					
Interest income from loans	1,807	1,337	1,218	+35.2%	+48.4%
Interest expenses	(1,179)	(941)	(762)	+25.3%	+54.7%
Income from securities and derivatives and FX	735	862	537	-14.8%	+36.8%
Net interest income and income from securities and derivatives and FX	**1,363**	**1,258**	**992**	**+8.3%**	**+37.3%**
Revenues from services and commissions	455	514	374	-11.4%	+21.6%
Expenses from services and commissions	(41)	(39)	(34)	+4.8%	+19.5%
Other revenues	49	111	68	-55.5%	-27.6%
Revenue	**1,827**	**1,844**	**1,401**	**-1.0%**	**+30.4%**
Impairment losses on financial assets	(514)	(496)	(411)	+3.6%	+25.0%
Net result of losses	**1,313**	**1,349**	**990**	**-2.6%**	**+32.6%**
Administrative expenses	(528)	(496)	(395)	+6.5%	+33.6%
Personnel expenses	(235)	(284)	(190)	-17.3%	+23.3%
Tax expenses	(136)	(168)	(86)	-18.8%	+57.6%
Depreciation and amortization	(67)	(61)	(42)	+11.4%	+61.0%
Income from equity interests in affiliates	-	0	(2)	-100.0%	-100.0%
Profit / (loss) before income tax	**358**	**340**	**274**	**+5.1%**	**+30.6%**
Income tax and social contribution	(51)	(45)	(79)	+12.0%	-35.3%
Profit / (loss)	**307**	**295**	**195**	**+4.0%**	**+57.1%**
Net income excluding minority	**287**	**275**	**183**	**+4.1%**	**+56.8%**

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42 Earnings Presentation | 1Q25 Activation Rate: Number of active clients at the end of the quarter Total number of clients at the end of the quarter Active clients: We define an active client as a customer at any given date that was the source of any amount of revenue for us in the preceding three months, or/and a customer that used products in the preceding three months. For Inter insurance, we calculate the number of active clients for our insurance brokerage vertical as the number of beneficiaries of insurance policies effective as of a particular date. For Inter Invest, we calculate the number of active clients as the number of individual accounts that have invested on our platform over the applicable period. Active clients per employee: Number of active clients at the end of the quarter Total number of employees at the end of the quarter, including interns Administrative efficiency ratio: Administrative expenses + Depreciation and amortization Net Interest Income + Net result from services and comissions + Other revenue − Tax expense Annualized interest rates: Yearly rate calculated by multiplying the quarterly interest by four, over the average portfolio of the last two quarters. All-in loans rate considers Real Estate, Personnal +FGTS, SMBs, Credit Card, excluding non-interest earnings credit card receivables, and Anticipation of Credit Card Receivables. Anticipation of credit card receivables: Disclosed in note 9.a of the Financial Statements, line " "Loans to financial institutions”. ARPAC gross of interest expenses: (Interest income + (Revenue from services and comissions − Cashback − Inter rewards) + Income from securities and derivarives + Other revenue) ÷ 3 Average of the last 2 quarters Active Clients ARPAC net of interest expenses: (Revenue − Interest expenses) ÷ 3 Average of the last 2 quarters Active Clients ARPAC per quarterly cohort: Total Gross revenue net of interest expenses in a given cohort divided by the average number of active clients in the current and previous periods1. Cohort is defined as the period in which the client started his relationship with Inter. 1 - Average number of active clients in the current and previous periods: For the first period, is used the total number of active clients in the end of the period. Assets under custody (AuC): We calculate assets under custody, or AUC, at a given date as the market value of all retail clients’ assets invested through our investment platform as of that same date. We believe that AUC, as it reflects the total volume of assets invested in our investment platform without accounting for our operational efficiency, provides us useful insight on the appeal of our platform. We use this metric to monitor the size of our investment platform. Card fee revenue: It is part of the “Revenue from services and commission” and “Other revenue” on IFRS Income Statement. Card+PIX TPV: PIX, debit and credit cards and withdrawal transacted volumes of a given period. PIX is a Central Bank of Brazil solution to bring instant payments among banks and financial institutions in Brazil. Non-IFRS measures and KPIs 3

43 Earnings Presentation | 1Q25 Card+PIX TPV per active client: Card+PIX TPV for a given period divided by the number of active clients as of the last day of the period. Cost of funding: Interest expenses × 4 Average of last 2 quarters Interest bearing liabilities (demand deposits, time deposits, savings deposits, creditors by resources to release, securities issued, securities sold under agreements to repurchase, interbank deposits and others) Cost of risk: Impairment losses on Minancial assets × 4 Average of last 2 quarters of: Loans and advances to customers + Commercial promissory notes + Cer$ficates of agricultural receivables+ Cer$ficates of real estate receivables+ Debenture (Fair value through other comprehensive income) + Ruralproduct bill + Debentures Amortized cost + Investment fund quotas + + CertiMicates of real estate receivables + Debentures + Bank deposit certiMicates + CertiMicates of agricultural receivables + Agribusiness credit bills + Commercial promissorynotes + Real estate credit bills (Fair value through proMit or loss) Cost-to-serve (CTS): Personnel Expense + Administrative Expenses + Depreciation and Amortization ÷ 3 Average of the last 2 quarters Active Clients Coverage ratio: Provision for expected credit loss + Provision for expected credit losses on loan commitments Overdue higher than 90 days Earning portfolio (IEP): Earnings Portfolio includes “Amounts due from financial institutions” + “Loans and advances to customers” + “Securities” + “Derivatives” from the IFRS Balance Sheet Efficiency ratio: Personnel expense + Administrative expenses + Depreciation and amortization Net Interest Income + Net result from services and comissions + Other revenue − Tax expense Fee income ratio: Net result from services and commissions + Other revenue Net Interest Income + Net result from services and comissions + Other revenue − Tax expense Funding: Demand Deposits + Time Deposits + Securities Issued + Savings Deposits + Creditors by Resources to Release + Securities sold under agreements to repurchase + Interbank deposits + Borrowing and onlending Global Services Clients: Includes Brazilian Global Account clients, US clients and international investors. Non-IFRS measures and KPIs 4

44 Earnings Presentation | 1Q25 Gross loan portfolio: Loans and Advance to Customers + Loans to financial institutions Gross merchandise volume (GMV): Gross merchandise value, or GMV, for a given period as the total value of all sales made or initiated through our Inter Shop & Commerce Plus platform managed by Inter Shop & Commerce Plus. Gross take rate: Inter Shop gross revenue GMV Margin per active client gross of interest expenses: ARPAC gross of interest expenses – Cost to Serve Margin per active client net of interest expenses: ARPAC net of interest expenses – Cost to Serve Net fee income: Net result from services and commissions + Other Revenue + Revenue foreign exchange Net interest income: Interest Income + Interest Expenses + Income from securities + Income from derivatives Net revenue: Net interest income + Net fee income Net take rate: Inter Shop net revenue GMV NIM 1.0 – IEP + Credit Card Transactional Portfolio: Net interest income and income from securities, derivatives and foreign exchange x 4 Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents + Amounts due from Minancial institutions, net of provisions for expected credit losses + Deposits at Central Bank of Brazil + Securi$es, net of provisions for expected losses + Derivative Minancial assets + Loans and advances to customers, net of provisions for expected credit losses) – Interbank deposits + Credit card transactor portfolio NIM 2.0 – IEP Only: Net interest income and income from securities, derivatives and foreign exchange x 4 Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents + Amounts due from Minancial institutions, net of provisions for expected credit losses + Deposits at Central Bank of Brazil + Securi$es, net of provisions for expected losses + Derivative Minancial assets + Loans and advances to customers, net of provisions for expected credit losses) – Interbank deposits NPL 15 to 90 days: Overdue 15 to 90 days Loans and Advance to Costumers + Loans to Minancial institutions NPL > 90 days: Overdue higher than 90 days Loans and Advance to Costumers + Loans to Minancial institutions Non-IFRS measures and KPIs 5

45 Earnings Presentation | 1Q25 Risk-Adjusted NIM 2.0: Net interest income and income from securities, derivatives and foreign Exchange x 4 Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents + Amounts due from Minancial institutions, net of provisions for expected credit losses + Deposits at Central Bank of Brazil + Securi$es, net of provisions for expected losses + Derivative Minancial assets + Loans and advances to customers, net of provisions for expected credit losses) – Interbank deposits + Credit card transactor portfolio SG&A: Administrative Expenses + Personnel Expenses + Depreciation and Amortization Securities: Income from securities and derivatives – Income from derivatives Stage 3 formation: Stage 3 balance in the current quarter – Stage 3 balance in the previous quarter +Write − off change in the current quarter Total loans and advance to customers in the previous quarter Tier I ratio: Tier I referential equity Risk weighted assets Total gross revenue: Interest income + Revenue from services and commissions − Cashback expenses − Inter rewards + Income from securities and derivatives + Other revenue NPL formation: Overdue balance higher than 90 days in the current quarter – Overdue balance higher than 90 days inthe previous quarter + Write − off change in the current quarter Total loans and advance to customers in the previous quarter Personal efficiency ratio: Personnel expense Net Interest Income + Net result from services and comissions + Other revenue − Tax expense Primary Banking Relationship: A client who has 50% or more of their income after tax for that period flowing to their bank account with us during the month. Return on average equity (ROE): (ProMit / (loss) for the quarter)× 4 Average of last 2 quarters of total shareholder`s equity Risk-adjusted efficiency ratio: Personnel expense + Administrative expenses + Depreciation and amortization Net Interest Income + Net result from services and comissions + Other revenue − Tax expense − Impairment losses on Minancial assets Risk-adjusted NIM 1.0 Net interest income and income from securities, derivatives and foreign Exchange x 4 Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents + Amounts due from Minancial institutions, net of provisions for expected credit losses + Deposits at Central Bank of Brazil + Securi$es, net of provisions for expected losses + Derivative Minancial assets + Loans and advances to customers, net of provisions for expected credit losses) – Interbank deposits + Credit card transactor portfolio Non-IFRS measures and KPIs 6

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INTER & Co, INC. By: /s/ Rafaela de Oliveira Vitoria Name: Rafaela de Oliveira Vitoria Title: Investor Relations Officer Date: May 12, 2025